EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

The following discussion and analysis of the results of operations and financial position of Levon Resources Ltd. (the “Company” or “Levon”) for the year ended March 31, 2014 should be read in conjunction with the March 31, 2014, 2013 and 2012 Audited Consolidated Financial Statements (“the Financial Statements”) and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated June 20, 2014 and discloses specified information up to that date. Levon is classified as a “TSX issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Throughout this report we refer to “Levon”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Levon Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.levon.com.

Vic Chevillon, MA, CPG, Vice President of Exploration and Director for Levon is a “qualified person” as such term is defined in National Instrument 43-101 and has reviewed and approved the scientific and technical disclosure contained in this Management Discussion and Analysis.

NON-GAAP MEASURES

In this document “Loss before other items per Share, and basic and diluted” are non-GAAP measures, as they do not have any standardized meanings as prescribed by IFRS. They are used to assist management in measuring the Company’s ability to finance operations and meet financial obligations. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with IFRS, or other measures of financial performance calculated in accordance with IFRS. The non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

BUSINESS DESCRIPTION

Levon is an exploration stage public company listed on the Toronto Stock Exchange (“the TSX”) under the symbol LVN and on the Frankfurt Stock Exchange under the symbol L09. Levon commenced trading on the TSX on February 13, 2012, and concurrently de-listed its shares from the TSX Venture Exchange, where its common shares were formerly listed. The Company is a reporting issuer in each of the Provinces of Canada, except Quebec. The Company’s principal business activities are the exploration and development of exploration and evaluation assets.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds to fund its operations through equity financing and the exercise of options and warrants.

On March 25, 2011, the Company acquired all of the shares of Valley High Ventures Ltd. (“VHV”) pursuant to a court-approved plan of arrangement (the “Arrangement”). Prior to the Arrangement, VHV was a Canadian based precious and base metal exploration company with projects located in Mexico, British Columbia and Yukon. Prior to the Arrangement, VHV owned 49% of the Cordero Project (as hereinafter defined) and the Company held the remaining 51% interest. As consideration for the Company’s acquisition of VHV’s 49% interest in the Cordero Project, together with VHV’s cash assets, VHV shareholders received one Common Share of the Company and 0.125 of a share of a new exploration company, Bearing Resources Ltd. (“Bearing”). In connection with the Arrangement, all of VHV’s exploration assets other than the Cordero Project and the Perla property were transferred to Bearing, as well as $1,800,000 in cash. Upon the Arrangement becoming effective, former VHV shareholders were issued an aggregate of 73,322,636 Common Shares, representing approximately 43% of the issued and outstanding Common Shares of the Company on a fully-diluted basis, and 100% of the shares of Bearing. The acquisition consolidated Levon’s ownership of the Cordero Project to 100% through their wholly owned Mexico subsidiary company Minera Titan. Levon also formed an operating company Administración de Proyectos Levon en México, S.A. de C.V., which is under contract to Minera Titan to complete the Cordero Project exploration program.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

BUSINESS DESCRIPTION (Continued)

The Company’s wholly-owned subsidiary VHV is incorporated under the laws of British Columbia, Canada, and the Company has three wholly-owned subsidiaries incorporated under the laws of Mexico, namely Administración de Proyectos Levon en México, S.A. de C.V., Minera Titan S.A. de C.V. and Minera El Camino, S.A. de C.V. Levon also has three wholly-owned subsidiaries incorporated under the laws of British Virgin Islands, namely Aphrodite Asset Holdings Ltd, Turney Assets Limited and Citrine Investment Holdings Ltd.

OVERALL PERFORMANCE

Cordero Silver, Gold, Zinc, Lead Project, Mexico

The Company’s wholly owned Cordero-Sanson Project (“the Cordero Project”) is located 35 km northeast of the town of Hidalgo Del Parral, in the southern part of the state of Chihuahua in north central Mexico. In February of 2009, the Company commenced field work on the Cordero Project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Camino Rojo and others).

The Cordero project mining claims are all unpatented federal lode mining claims under Mexican law, which provide mineral exploration and mining rights. The annual assessment on the mining claims are all owned and administered and maintained by Minera Titan.

The total area of the Levon claim holdings at its Cordero project is approximately 19,900.1 hectares.

The Company’s exploration has focused mainly within the Cordero Project Porphyry Belt in a southern tier of the main claim block. The Cordero Porphyry Belt is defined through 15 km of strike with widths from 3-5 km, by six mineralized porphyry and diatreme intrusive centers. Three bulk tonnage Ag, Au, Zn, Pb discoveries have been made and grid drilled in the central part of the Belt. The grid drilling confirms that the Pozo de Plata Diatreme, the Josefina Mine Zone and the Cordero Project Porphyry Zone discoveries merge into a single large scale bulk tonnage, open pit mineral resource (news release of June 19, 2012). Initial outlying exploration drilling has also been completed in the Cordero Porphyry Belt, the Porfido Norte Belt 10 km to the north and the Perla volcanic center 5 km to the south. The outlying exploration drilling encountered mineralization and warrants future exploration follow up.

Because of the Cordero Project successes, Levon has recently launched reconnaissance to identify other areas and properties with large scale, near term discovery potential to identify additional key Levon assets.

Cordero project exploration has progressed from the 2009 discovery made by Phase 1 drilling (news release November 3, 2009) through Phase 4 exploration and grid drilling. An initial NI 43-101 was published June 21, 2011 (news release of June 12, 2011) with an updated resources announced on June 19, 2012 (NI 43-101 report filed on July 31, 2012 and then amended May 8, 2013) (news release of May 15, 2013). In July, 2013 the Aida claim was acquired (news release of July 10, 2013). The claim purchase consolidated 100% Levon ownership of the district and was an important step since the 16.8 hectare Aida claim is located in the center of the Cordero resource (news release of July 10, 2013). From September 30, 2013 through February, 18, 2013 the Company drilled 24 core holes (13,072 m) to explore and test the claim (news release of ) as Phase 4 drilling. The latest drilling results on the Aida claim are better than expected and show mineralization extends across the claim from the surface with a new discovery of a higher grade mineralized zone within volcanic feeders beneath the wide surface mineralization (news release of April 30, 2014). The latest drill results bring the total Cordero drilling to 127,916 m in 274 core holes. The drill and geologic modeling data has been forwarded to Independent Mining Consultants (IMC), Tucson, Arizona, to update the NI 43-101 resource.

A favorable Preliminary Economic Assessment (PEA) was published January 30, 2012 on the then current exploration results (news release of January 30, 2012). The PEA was constrained to the upper 30% of the resource at the surface located off of the Aida claim since at that time the claim was not owned. The PEA was thus an interim document to be updated in the future.

The PEA was a collaboration between M3 and IMC and authored and approved by Herbert E. Welhener, MMSA-QPM, SME Registered Member #3434330RM, of IMC who is the independent Qualified Person for purposes of this Preliminary Economic Assessment and the associated updated resource calculation. The PEA was announced January 30, 2012, published on March 12, 2012, amended on May 8, 2013. The PEA was derived by considering the uppermost 30% portion of the first resource outside a central claim that was not owned by the Company.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

OVERALL PERFORMANCE (Continued)

The PEA considers mining through the Stage 4 open pits. The PEA projects a pre-tax Internal Rate of Return (IRR) of 19.5% and an after-tax IRR of 14.8% (at a silver price of $25.15/oz., gold price of $1,384.77/oz., zinc price of $0.91 per pound, and lead price of $0.96 per pound) over a projected 15 years to complete the first four stages of open pit mining. The potential metal production over the 15 years of mining is 131,156,000 ounces of silver, 190,000 ounces of gold, 1,373,359,000 pounds of zinc, and 1,033,407,000 pounds of lead. Mill feed production rates are estimated at 40.0 thousand tonnes per day (Tpd) or 14.6 million tonnes per year. The capital cost of the project is estimated to be $646,800,000, with operating costs (mine, mill, process plant, operating, general administration, treatment, and transportation charges) estimated at $13.82 per tonne.

A PEA should not be considered to be a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. For example the Cordero resource has not been completely delineated by drilling and the resource is open to expansion on strike and at depth and within the newly acquired claim in the center of the resource. Also modeled waste (non-mineralized rock) in the PEA open pits is mostly surrounding the resources in areas that have yet to be drilled. The undrilled areas within the modeled open pits are considered proximal resource targets with potential of adding to the resource once they are drilled. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Closer spaced drilling is required to try and convert the posted resource (all categories) to mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The first Cordero Project mineral resource estimate of June 12, 2011 included early Phase 3 grid drilling results through hole C11-160 (160 total core holes) which was calculated by IMC and published June 21, 2011. Cordero grid drilling continued and an updated mineral resource estimate was announced June 19, 2012 (NI 43-101 report filed on July 31, 2012 and then amended May 8, 2013) (news release of May 15, 2013).

The 2012 resource is tabulated within an open pit geometry using an inverse distance estimation block model. The indicated and inferred mineral resource is based on 97,769 meters (m) of drilling in 203 core holes to April, 2012. The 2013 resource was calculated on an addition of 33,380 m of drilling in 41 core holes over the drill information used for the June 2011 indicated and inferred mineral resource estimate.

The assay intervals are composited into 10m bench height lengths for silver, gold, zinc and lead, which are estimated into a block model by inverse distance to the sixth power weighting. A net smelter return (NSR) value is calculated for each model block based on the metal grades and estimates of process recovery, concentrate terms and the metal prices of $25.00/oz silver, $1.00/lb for both zinc and lead.

Gold was not included in the 2013 NSR value in calculating the resource to be consistent with previous mineral resource calculations because of the grade of Au relative to the NSR metal recovery requirements applied to the global tonnage of the entire resource. The inputs to the NSR calculation are the same as were used for the June 2011 mineral resource estimate for continuity. There are however areas within the 2013 resource, which have higher gold grades and though Au is not included in the NSR calculations, assay Au modeled geometry in the ground has been included in the tabulations of in-situ resource to quantify it's global presence and earmark Au geometry and mining studies that will be required in the future.

The 2012 resource remains largely open to expansion through step out delineation and infill drilling around and beneath the modeled open pit.

The 2012 resource is summarized in Table 1 at the $6.00/t NSR cutoff along with higher cutoffs and shows the distribution of the mineral resource (indicated & inferred).

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

Table 1: Cordero Project June 2012 Mineral Resource (Indicated & Inferred) Tabulated at Various NSR Cutoff Grades

		Combined Areas (above cutoff)					Contained Metal
NSR Cutoff $/t	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Silver oz's (millions)	Gold oz's (millions)	Lead lbs (billions)	Zinc lbs (billions)
$6.00	Indicated	547.70	20.67	0.054	0.27	0.51	363.9	0.945	3.3	6.1
	Inferred	134.33	21.12	0.035	0.23	0.41	91.2	0.152	0.7	1.2

$10.00	Indicated	337.37	27.39	0.066	0.37	0.66	297.1	0.714	2.7	4.9
	Inferred	75.76	29.71	0.042	0.31	0.52	72.4	0.101	0.5	0.9

$15.00	Indicated	198.74	35.79	0.080	0.48	0.82	228.7	0.512	2.1	3.6
	Inferred	42.16	40.83	0.047	0.39	0.64	55.3	0.064	0.4	0.6

$20.00	Indicated	123.05	44.46	0.095	0.59	0.98	175.9	0.375	1.6	2.7
	Inferred	27.53	50.55	0.049	0.45	0.71	44.7	0.043	0.3	0.4

		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)
NSR Cutoff $/t	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %
$6.00	Indicated	276.3	21.94	0.074	0.29	0.49	271.4	19.37	0.033	0.26	0.53
	Inferred	15.87	17.36	0.051	0.19	0.38	118.46	21.62	0.033	0.24	0.41

$10.00	Indicated	176.86	28.73	0.092	0.38	0.62	160.51	25.91	0.037	0.36	0.70
	Inferred	9.92	21.78	0.059	0.23	0.45	65.94	30.30	0.039	0.32	0.53

$15.00	Indicated	109.74	36.65	0.112	0.48	0.76	89.00	34.72	0.041	0.48	0.91
	Inferred	4.29	28.28	0.073	0.29	0.55	37.97	42.25	0.044	0.40	0.65

$20.00	Indicated	70.56	44.36	0.132	0.59	0.90	52.49	44.60	0.045	0.59	1.09
	Inferred	1.84	34.45	0.079	0.38	0.70	25.69	51.70	0.047	0.45	0.72

Resource tabulated on Levon mineral claims within a floating cone open pit geometry which went off the Levon mineral claims for waste stripping within the cone geometry. The floating cone geometry was defined using the following metal prices and mill recoveries to produce lead and zinc concentrates.

		Mill Recovery
Metal	Price	Pb Conc	Zn Conc
Silver	25.00 / oz	60%	15%
Lead	1.00 / lb	70%	N/A
Zinc	1.00 / lb	N/A	70%
Gold	1,200 / oz	No recovery included to date

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

OVERALL PERFORMANCE (Continued)

In 2013 the Company exercised two optioned claim group parcels which contain most of the current (June, 2012) resource and completed the purchase of the unexplored Aida claim in the center of the resource (news release of July 10, 2013). These claim transactions consolidate the Company's 100% claim ownership of the entire Cordero project and lead to the Phase 4 exploration and grid drilling across the claim (news release of July 10, 2013). The latest grid drilling is on the unexplored claim in the center of the resource and designed to initially explore the claim and determine if the present resource can be expanded across the claim to improve the modeled economics of the project, particularly the early mining stages of the modeled open pit (starter pit).

Earlier Phase 4 drilling in 2012 also included initial exploration drill holes in eight outlying exploration targets away from the Cordero resource. The drill holes returned mineralized intercepts in each target, but not of the caliber that warrants immediate offset grid drilling, which was the Company's exploration goal. Future additional follow up exploration drilling is warranted in the target zones.

Future Exploration

Latest Phase 4 drill results have been forwarded to IMC who is currently updating the June, 2012 Cordero resource. During the drilling the newly discovered mineralization at surface will be sampled for metallurgical testing to better characterize the early starter pit production, which will be modeled as part of the resource update.

Tailings studies are also being completed to optimize tailings dam construction modeling, which in turn will provide improved capital cost projections to use in economic modeling of the project. The metallurgical studies are being designed and coordinated by M3 utilizing ALS Metallurgy, Vancouver. Tailings characterization studies are being designed and coordinated by Golder Associates, Tucson, Arizona and SGS, Kelowna, British Columbia.

Exploration Potential

Cordero Project geology, metal assemblages and scale of the porphyry controlled mineralized centers recognized by Levon appear to be most analogous with the Penasquito mine of GoldCorp. The Company believes Cordero Project geology, mineralization and exploration results to date support and extend this geologic analogy. The initial Levon Cordero Project discovery was (hole C09-5) centered on a diatreme breccia (news release of November 3, 2009) directly analogous with the Penasquito open pit deposits. Levon recognition of porphyry controlled Ag, Au, Zn, Pb mineralization 1 km to the northeast (hole C09-8) lead to the application of porphyry exploration model, well known around the world, to guide Cordero Project exploration. The discovery holes and subsequent exploration and grid drilling established that the discovery holes have penetrated a single large scale bulk tonnage body of mineralization contained within portions of three intrusive centers of the Cordero Project Porphyry Belt: The Pozo de Plata Diatreme, the Cordero Felsic Dome Complex and the Cordero Porphyry Zone respectively with about 3 km of strike length. The mineralization is largely open to expansion on strike and at depth.

Potentially economic drill intercepts that require immediate offset grid drilling were not encountered in outlying exploration targets of the Cordero Project Porphyry Belt, Porphido Norte Belt and the Perla volcanic center tested by initial Phase 4 drill holes. The holes did cut mineralization locally in the eight outlying target zones that, in the context of porphyry exploration guides warrant future exploration follow up and drilling. For further details and maps of the Cordero Project, please see our website: www.levon.com. For information on other non-material properties held by the Company, refer to the Company’s AIF, which is available on SEDAR at www.sedar.com.

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

OVERALL PERFORMANCE (Continued)

The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

For more information on risks and uncertainties facing the Company, refer to the section below named Risk Factors.

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

For more information on risks and uncertainties facing the Company, refer to the section below named Risk Factors.

SELECTED ANNUAL INFORMATION

The following financial data is derived from the Company’s consolidated financial statements for the three most recently completed financial years:

	March 31, 2014	March 31, 2013	March 31, 2012
Total revenues	$-	$-	$-
Loss before other items	(5,690,053)	(7,243,033)	(13,735,479)
Loss for the year	(5,078,398)	(6,769,507)	(13,124,833)
Loss per share	(0.03)	(0.03)	(0.07)
Total assets	173,736,186	178,681,496	184,859,967
Total liabilities	275,031	244,226	708,372
Working capital	41,506,961	49,169,844	58,048,017

Net loss for the year ended March 31, 2014 decreased by $1,691,109 during the year ended March 31, 2014 from $6,769,507 for the year ended March 31, 2013 to $5,078,398 for the year ended March 31, 2014. The decrease is mainly attributed to reduced exploration expenditures incurred during the year as well as reduced share-based payments. Exploration expenditures decreased by $771,521 from $4,718,354 for the year ended March 31, 2013 to $3,946,833 for the year ended March 31, 2014. Share-based payments decreased by $920,609 from $1,023,915 for the year ended March 31, 2013 to $103,306 for the year ended March 31, 2014. Prior year’s higher balance is mainly attributed to the modification of the exercise price of certain stock options resulting in additional share-based benefit recognized

Net loss for the year decreased by $6,355,326 during the year ended March 31, 2013 from $13,124,833 for the year ended March 31, 2012 to $6,769,507 for the year ended March 31, 2013. The decrease is mainly attributed to reduced exploration expenditures incurred during the year. Exploration expenditures decreased by $6,074,365 from $10,792,719 for the year ended March 31, 2012 to $4,718,354 for the year ended March 31, 2013. The decrease is mainly attributed to overall reduced drilling activities.

Total assets decreased by $4,945,310 during the year from $178,681,496 as at March 31, 2013 to $173,736,186 as at March 31, 2014. The decrease in total assets is mainly attributed to the decrease in the cash balance of $7,626,138 during the year from $49,311,914 as at March 31, 2013 to $41,685,776 as at March 31, 2014, offset by an increase in exploration and evaluation assets of $2,161,690. Exploration and evaluation assets increased by $2,161,690 from $126,601,959 as at March 31, 2013 to $128,763,649 as at March 31, 2014. The increase is attributed to the purchase of the Aida claims which consolidates Levon’s 100% ownership of all mining claims in the Cordero mining district.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

SELECTED ANNUAL INFORMATION (Continued)

Total assets decreased by $6,178,471 during the year from $184,859,967 as at March 31, 2012 to $178,681,496 as at March 31, 2013. The decrease in total assets is mainly attributed to the decrease in cash balance of $8,740,075 during the year from $58,051,989 as at March 31, 2012 to $49,311,914 as at March 31, 2013, offset by an increase in exploration and evaluation assets of $2,041,998. The increase is mainly attributed to the purchase of the Jandrina and Eloy claims which forms part of the Cordero property.

Working capital decreased by $7,662,883 from $49,169,844 as at March 31, 2013 to $41,506,961 as at March 31, 2014. The decrease in total assets is mainly attributed to the decrease in cash balance of $7,626,138 during the year from $49,311,914 as at March 31, 2013 to $41,685,776 as at March 31, 2014

Working capital decreased by $8,878,173 from $58,048,017 as at March 31, 2012 to $49,169,844 as at March 31, 2013. The decrease in total assets is mainly attributed to the decrease in cash balance of $8,740,075 during the year from $58,051,989 as at March 31, 2012 to $49,311,914 as at March 31, 2013.

RESULTS OF OPERATIONS

Year ended March 31, 2014 compared with the year ended March 31, 2013

	2014	2013

Expenses
Consulting and management fees	$732,234	$679,691
Depreciation	20,792	35,487
Directors’ fees	97,500	101,000
Exploration	3,946,833	4,718,354
Foreign exchange loss (gain)	(157,665)	(265,329)
Listing and filing fees	95,448	82,773
Office, occupancy and miscellaneous	173,735	128,714
Professional fees	155,866	87,965
Salaries and benefits	236,828	239,799
Share-based payments	103,306	1,023,915
Shareholder relations and promotion	217,133	217,157
Travel	68,043	193,507

Loss before other items	(5,690,053)	(7,243,033)

Other items
Gain on disposal of investment	1,882	-
Interest income	609,773	473,526

Net Loss for Year	(5,078,398)	(6,769,507)

Other Comprehensive Loss
Unrealized loss on investments	(1,023)	(3,733)

Total Comprehensive Loss for Year	$(5,079,421)	$(6,773,240)

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

RESULTS OF OPERATIONS (Continued)

Year ended March 31, 2014 compared with the year ended March 31, 2013 (continued)

During the year ended March 31, 2014, the Company’s net loss decreased by $1,691,109 from a net loss of $6,769,507 for the year ended March 31, 2013 to a net loss of $5,078,398 for the year ended March 31, 2014. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Consulting and management fees

Consulting fees increased by $52,543 during the year from $679,691 during the year ended March 31, 2013 to $732,234 during the year ended March 31, 2014. The increase in consulting fees is mainly attributed to increased consultants. During the year, the Company had entered into a consulting agreement for investor relation services for $8,000 per month. The consulting agreement was terminated in March 2014.

Exploration expenditures

Exploration expenditures decreased by $771,521 during the year from $4,718,354 for the year ended March 31, 2013 to $3,946,833 for the year ended March 31, 2014. The decrease is mainly attributed to the Company’s efforts in overall cost control.

Professional fees

Professional fees increased by $67,901 during the year from $87,965 for the year ended March 31, 2013 to $155,866 for the year ended March 31, 2014. Prior year’s lower balance is attributed to lower accruals in prior year.

Share-based payments

Share-based payments decreased by $920,609 from $1,023,915 for the year ended March 31, 2013 to $103,306 for the year ended March 31, 2014. Prior year’s higher balance is mainly attributed to the modification of the exercise price of certain stock options resulting in additional share-based benefit recognized. During the year ended March 31, 2014, 4,885,000 stock options were granted compared to 1,350,000 stock options granted during the year ended March 31, 2013. Although more stock options were granted in the current year, the overall share-based payment expense is lower as 4,785,000 options were granted in March 10, 2014, which vest over a one-year period. Since the grant date is near the year-end, it results in a lower pro-rata amount of share-based payment expense.

Travel

Travel decreased by $125,464 from $193,507 for the year ended March 31, 2013 to $68,043 for the year ended March 31, 2014. Current year’s lower balance is attributed to travel expenditures incurred relating to the Cordero property has been reclassified to exploration expense in the current year.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

RESULTS OF OPERATIONS (Continued)

Year ended March 31, 2013 compared with the year ended March 31, 2012

	2013	2012

Expenses
Consulting and management fees	$679,691	$1,007,640
Depreciation	35,487	12,211
Directors’ fees	101,000	-
Exploration	4,718,354	10,792,719
Foreign exchange loss (gain)	(265,329)	154,227
Listing and filing fees	82,773	309,261
Office, occupancy and miscellaneous	128,714	182,491
Professional fees	87,965	338,551
Salaries and benefits	239,799	234,249
Share-based payments	1,023,915	251,082
Shareholder relations and promotion	217,157	249,556
Travel	193,507	203,492

Loss before other items	(7,243,033)	(13,735,479)

Other items
Interest income	473,526	610,646

Net Loss for Year	(6,769,507)	(13,124,833)

Other Comprehensive Loss
Unrealized loss on investments	(3,733)	(15,616)

Total Comprehensive Loss for Year	$(6,773,240)	$(13,140,449)

During the year ended March 31, 2013, the Company’s net loss decreased by $6,355,326 from a net loss of $13,124,833 for the year ended March 31, 2012 to a net loss of $6,769,507 for the year ended March 31, 2013. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Consulting and management fees

Consulting fees decreased by $327,949 during the year from $1,007,640 during the year ended March 31, 2012 to $679,691 during the year ended March 31, 2013. The decrease in consulting fees is mainly attributed to a decrease in bonus paid to the CEO and President of the Company. During the year ended March 31, 2013, the Company paid a $200,000 bonus to the CEO and President of the Company compared to a bonus of $500,000 during the year ended March 31, 2012.

Independent director fees

In October 2012, the Board of directors approved the payment of an annual directors’ fee of $18,000 per director, per year to four independent directors. The annual directors’ fee was retroactive to March 1, 2012 and the fees are payable quarterly in advance.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

RESULTS OF OPERATIONS (Continued)

Year ended March 31, 2013 compared with the year ended March 31, 2012 (Continued)

Exploration expenditures

Exploration expenditures decreased by $6,074,365 during the year from $10,792,719 for the year ended March 31, 2012 to $4,718,354 for the year ended March 31, 2013. The decrease is mainly attributed to overall reduced drilling activities.

Listing and filing fees

Listing and filing fees decreased by $226,488 during the year from $309,261 for the year ended March 31, 2012 to $82,773 for the year ended March 31, 2013. Prior year’s $309,261 balance includes $200,000 in original listing fees paid to the TSX when the Company graduated from the TSX Venture Exchange to the TSX Exchange.

Professional fees

Professional fees decreased by $250,586 during the year from $338,551 during the year ended March 31, 2012 to $87,965 during the year ended March 31, 2013. Prior year’s higher balance is attributed to higher accounting fees and legal fees. Prior year’s accounting fees included $75,000 in audit accrual. No audit accrual was recorded for the year ended March 31, 2013. Also, legal fees for the year ended March 31, 2013 decreased by $151,388 from $229,553 for the year ended March 31, 2012 to $78,165 for the year ended March 31, 2013.

Foreign exchange gain

Foreign exchange gain increased by $419,556 from a loss of $154,227 during the year ended March 31, 2012 to a gain of $265,329 during the year ended March 31, 2013. The increase in foreign exchange gain is mainly attributed to the strengthening of the USD on US denominated deposits held at year end.

Share-based payments

Share-based payments increased by $772,833 from $251,082 for the year ended March 31, 2012 to $1,023,915 for the year ended March 31, 2013. Current year’s higher balance is attributed to more stock options granted and vested, as well as attributed to the modification of the exercise price of certain stock options resulting in additional share-based benefit recognized. During the year ended March 31, 2013, 1,350,000 stock options granted were compared to 675,000 stock options granted during the year ended March 31, 2012. Also, during the year ended March 31, 2013, 8,740,000 stock options had their exercise price re-priced to $0.75.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

SUMMARY OF QUARTERLY RESULTS

Period ended	Mar 31 2014 Q4	Dec 31 2013 Q3	Sep 30 2013 Q2	Jun 30 2013 Q1	Mar 31 2013 Q4	Dec 31 2012 Q3	Sept 30 2012 Q2	June 30 2012 Q1
Loss before other items	(1,719,845)	(2,145,356)	(1,043,846)	(781,006)	(595,817)	(1,370,071)	(2,959,438)	(2,317,707)
Net Loss	(1,777,012)	(1,693,600)	(1,122,346)	(485,440)	(465,847)	(1,062,973)	(3,378,269)	(1,862,418)
Basic Loss per Share	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.02)	(0.02)

All of the information above is presented in accordance with IFRS. Net loss for the three months ended March 31, 2014 increased by $1,311,165 from $465,847 for the three months ended March 31, 2013 to $1,777,012 for the three months ended March 31, 2014. Current period’s increase is mainly attributed to the expenditures incurred on drilling pursuant to the drill program that commenced in September 2013 to March 2014. There was no drill program during the three months ended March 31, 2013.

Quarterly results often fluctuate with changes in exploration and expenses and non-cash items such as share-based payments.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations to date through the issuance of common shares. Currently, the Company has sufficient capital to conduct further exploration on its existing properties. The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon the continue support from its shareholders, the discovery of economically recoverable reserves, the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

As at March 31, 2014 the Company had working capital $41,506,961 compared to working capital of $49,169,844 at March 31, 2013.

	March 31, 2014	March 31, 2013	March 31, 2012
Working Capital	41,506,961	49,169,844	58,048,017
Deficit	72,675,558	68,445,141	62,899,323

Working capital decreased by $7,662,883 from $49,169,844 as at March 31, 2014 to $41,506,961 as at March 31, 2013. The decrease is mainly attributed to a reduction in the cash balance of $7,626,138. Of the decrease of $7,626,138 in cash, $2,162,639 was used in investing activities on the acquisition of the Aida claim. The Company entered into an agreement to purchase a 100% interest in the Aida mining claim, located in a central part of the Cordero Project claim block for $2,000,000 USD. Acquisition of the Aida claim consolidates Levon’s 100% ownership of all mining claims in the Cordero mining district.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

CASH FLOW

	March 31, 2014	March 31, 2013	March 31, 2012
Cash used in operating activities	$(5,445,391)	$(6,576,732)	$(14,175,475)
Cash used in investing activities	(2,162,639)	(2,116,056)	70,763
Cash provided by financing activities	-	35,000	52,646,622
Increase in cash and cash equivalents	$(7,608,030)	$(8,657,788)	$38,541,910
Foreign exchange effect on cash	(18,108)	(82,257)	(340,678)
Cash balance, beginning of the year	49,311,914	58,051,989	19,850,757
Cash balance, end of the year	$41,685,776	$49,311,944	$58,051,989

Operating Activities:

Cash used in operating activities decreased by $1,131,371 during the year ended March 31, 2014 from $6,576,762 for the year ended March 31, 2013 to $5,445,391 for the year ended March 31, 2014. The decrease in cash used in operating activities is mainly attributed to an overall decrease in exploration expenditures. Exploration expenditures decreased by $771,521 during the year ended March 31, 2014 from $4,718,354 for the year ended March 31, 2013 to $3,946,833 during the year ended March 31, 2014.The decrease is mainly attributed to the Company’s efforts in overall cost control.

Investing Activities:

Cash used by investing activities for the year ended March 31, 2014 was $2,162,639 compared to cash used in investing activities of $2,116,056 for the year ended March 31, 2013. During the year ended March 31, 2014, the Company entered into an agreement to purchase a 100% interest in the Aida mining claim, located in a central part of the Cordero Project claim block for $2,000,000 USD. Acquisition of the Aida claim consolidates Levon’s 100% ownership of all mining claims in the Cordero mining district.

Financing Activities:

Cash provided by financing activities was $Nil for the year ended March 31, 2014 as no financing was raised. Cash provided by financing activities was $35,000 for the year ended March 31, 2014 on stock options exercised.

OFF-BALANCE SHEET ARRANGEMNETS

The Company has not entered into any off-balance sheet transactions.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

RELATED PARTY TRANSACTIONS

Due from related party consists of the following:

	March 31, 2014	March 31, 2013
ABC Drilling (i)	$-	$5,564

Due to related parties consists of the following:

	March 31, 2014	March 31, 2013
Chevillion Exploration. (ii)	$3,579	$3,480
Coral Gold Resources Ltd. (iii)	43,582	33,347
Oniva (i)	33,718	44,713
Great Thunder Gold Corp. (iii)	787	-
	$81,666	$81,540

(i)	Oniva and ABC Drilling are private companies related by way of common management and directors.

(ii)	Chevillion Exploration is a private company controlled by a director and officer of the Company.

(i)	Coral Gold Resources Ltd. and Great Thunder Gold Corp. are public companies related by way of common directors.

Related party transactions are measured at the estimated fair values of the services provided or goods received.

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended March 31, 2014 and 2013 are as follows:

	2014	2013
Salaries and benefits	$98,308	$83,243
Consulting and management fees	680,000	679,805
Share-based payments	39,616	656,731
	$817,924	$1,419,779

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the consolidated financial statements and estimates with a risk of material adjustment are:

(a)	Realization of exploration and evaluation assets
The investment in exploration and evaluation assets on the Cordero Project comprises a significant portion of the Company’s assets. Realization of the Company’s investment in the exploration and evaluation assets is dependent upon the Company obtaining permits, the satisfaction of local governmental requirements, the attainment of successful production from the properties, or from the proceeds upon disposal of the Company’s properties. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

(b)	Environmental
Environmental legislation is becoming increasingly stringent and the costs of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development of the Cordero Project, the potential for production on the property may be diminished or negated.

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a liability based on estimated future cash flows discounted at a credit adjusted risk free rate.

At March 31, 2014 and 2013, the Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued)

(c)	Impairment assessment
At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

At March 31, 2014 and 2013, there are no indications that suggest that the Company’s assets are impaired.

(d)	Recoverability of amounts receivable
The balance in amounts receivable includes value added taxes to be recovered in Mexico. At each financial position reporting date, the carrying amounts of the Company’s amounts receivable are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The Company is corresponding with the Mexican government to recover the Mexican value added tax. At March 31, 2014 and 2013, there are no indications that suggest that the Company’s Mexican value added tax is not recoverable.

(e)	Valuation of share-based payments
The Company uses the Black-Scholes option pricing model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

(f)	Income taxes
In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. There were no significant changes in estimates during the fourth quarter of the year ended March 31, 2014.

RISK FACTORS

In addition to the other information presented in this MD&A, the following should be considered carefully in evaluating the Company and its business. This MD&A contains forward-looking statements that involve risk and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this MD&A.

We will be required to raise additional capital to mine our properties. The Company is currently in the exploration stage of its properties. If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our properties, our prospects, metal prices, businesses competing for financing an our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

RISK FACTORS (Continued)

The commercial quantities of ore cannot be accurately predicted. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The mining industry is highly speculative and involves substantial risks. The Company is engaged in mineral exploration and development activities which, by their nature, are speculative due to the high risk nature of the business. Any investment in the common shares of the Company should be considered a highly speculative investment due to the nature of the Company’s business. Such risk factors could materially affect the Company’s future financial results and could cause actual results and events to differ materially from those described in forward looking statements and forward looking information.

The Company’s properties are all at the exploration stage and have no proven reserves. All of the Company’s properties are in the exploration stage only and are without a known body of ore. If the Company does not discover a body of ore in its properties, the Company will search for other properties where they can continue similar work.

The Company’s mineral exploration efforts may be unsuccessful. Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations

Competition for mineral land. There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties

Competition for recruitment and retention of qualified personnel. We complete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. If we require and are unsuccessful in acquiring additional personnel or other exploration resources, we will not be able to grow at the rate we desire or at all.

Uncertainty of exploration and development programs. The Company’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to expand its mineral reserves, primarily through exploration, development, and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold or silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

RISK FACTORS (Continued)

Licenses and permits. The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Litigation. Although the Company is not currently subject to litigation, it may become involved in disputes with other parties in the future, which may result in litigation. Any litigation could be costly and time consuming and could divert our management from our business operations. In addition, if the Company is unable to resolve any litigation favorably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

Acquisitions. The Company undertakes evaluations of opportunities to acquire additional mining properties. Any resultant acquisitions may be significant in size, may change the scale of the Company’s business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the Company’s ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. In addition, the Company may need additional capital to finance an acquisition. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. However, the market prices for natural resources are highly speculative and volatile. Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect the Company’s ability to raise capital to acquire and explore resource properties. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Conflict of interest. Certain directors and officers of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interest in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of such transaction.

Dependence on management. We are dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons of our inability to attract and retain additional highly skilled employees required for our activities may have a material adverse effect on our business and financial condition.

Uncertainty of continuity as a going concern. The continuation of the Company depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. As a result, there is uncertainty about the Company’s ability to continue as a going concern. The Company’s financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

Limited and volatile trading volume. Although the Company’s common shares are listed on the TSX, the United States Over the Counter Bulletin Board, referred to as the “OTCBB”, and the Frankfurt Stock Exchange, referred to as the “FSE”, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

RISK FACTORS (Continued)

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.

Market price is highly speculative. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the exploration, development and product ion of such properties. If gold and silver prices substantially decline, this may adversely affect the Company’s ability to raise capital to explore for existing and new mineral properties.

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company’s functional currency is the Canadian Dollar. The Company’s officers are located in Canada, and certain of its mining exploration properties are located in Mexico and the United States. The Company’s financial results are reported in Canadian Dollars. Any appreciation in the currency of the United States, Mexico or other countries where we may carryout exploration activities against the Canadian or US Dollar will increase our costs of carrying out operations in such countries. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

Political or economic instability or unexpected regulatory change. Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely effected by:

•	political instability and violence;
•	war and civil disturbances;
•	expropriation or nationalization;
•	changing fiscal regimes;
•	fluctuations in currency exchange rates;
•	high rates of inflation;
•	underdeveloped industrial and economic infrastructure;
•	changes in the regulatory environment governing mineral properties; and
•	unenforceability of contractual rights

FINANCIAL INSTRUMENTS AND RISKS

The Company’s financial instruments consist of amounts receivable, reclamation deposits, accounts payable and accrued liabilities and due to related parties. The carrying amounts of amounts receivable (excluding IVA and HST), reclamation deposits, and accounts payable are a reasonable estimate of their fair values due to their short term to maturity. All cash equivalents comprise of cash, bank deposits, cashable guaranteed investment certificates and short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

FINANCIAL INSTRUMENTS AND RISKS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at March 31, 2014 in the amount of $41,685,776 (March 31, 2013 - $49,311,914) in order to meet short-term business requirements. At March 31, 2014, the Company had current liabilities of $275,031 (March 31, 2013- $244,226). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

Interest Rate Risk

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2014. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its exploration and evaluation assets thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican pesos could have an effect on the Company’s financial position, results of operations and cash flows.

NEW ACCOUNTING STANDARDS

New accounting standards and interpretations not yet adopted

The following new standards interpretations and amendments to existing standards have been issued by the IASB but are not effective for the year-ended March 31, 2014, all of the new and revised standards described below may be early-adopted. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) - Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. Applicable to annual periods beginning on or after January 1, 2014. We are currently assessing the impact of adopting amendments of IAS 36 on our consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

NEW ACCOUNTING STANDARDS (Continued)

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) - Amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”
•	the application of simultaneous realization and settlement
•	the offsetting of collateral amounts
•	the unit of accounting for applying the offsetting requirements.

Applicable to annual periods beginning on or after January 1, 2014.

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in other comprehensive income.

IFRS 9 mandatory adoption has been indefinitely postponed by the IASB, and has no stated effective date. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

OUTSTANDING SHARE DATA

The following is the Company’s outstanding share data as of March 31, 2014 and June 20, 2014

Common Shares: 199,854,423 as of March 31, 2014 and 200,054,423 as of June 20, 2014

Stock Options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Mar 31/14)	Number of Shares Remaining Subject to Options (Jun 20/14)
April 28, 2014	$0.25	225,000	-
January 28, 2015	$0.70	200,000	200,000
July 15, 2015	$0.75	100,000	-
July 20, 2015	$0.65	400,000	400,000
September 3, 2015	$1.00	3,285,000	3,285,000
November 26, 2015	$0.75	100,000	100,000
November 26, 2015	$1.00	200,000	200,000
November 26, 2015	$1.25	200,000	200,000
March 25, 2016	$0.75	7,920,000	7,920,000
October 3, 2016	$0.75	200,000	200,000
October 3, 2016	$1.50	25,000	25,000
May 15, 2017	$1.00	750,000	750,000
June 7, 2017	$1.00	100,000	100,000
March 10, 2019	$0.40	4,785,000	4,785,000
TOTAL:		18,490,000	18,165,000

COMMITMENTS

The Company has entered into consulting agreements expiring that have expiry dates between May 2015 and April 2019. The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	March 31, 2014	March 31, 2013
Not later than one year	$483,662	$494,647
Later than one year and no later than five years	1,920,000	15,868
	$2,403,662	$510,515

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

SUBSEQUENT EVENTS

Subsequent to March 31, 2014, the Company entered into a private placement of a convertible senior secured debenture (the “Debenture”) with an arm’s length company (the “Borrower”). The principal amount is $1,000,000 and bears interest of 10% per annum with a maturity date of March 31, 2016. The Debenture will be convertible at the Company’s option into common shares at any time up to, but no later than, the maturity date. $850,000 has been advanced to the Borrower.

Subsequent to March 31, 2014, the Company recovered MXN $342,049 (approximately CDN $28,000) in value added taxes from the Mexican government. The Company is in the process of filing the remaining monthly value added taxes returns.

Subsequent to March 31, 2014, 225,000 stock options with an exercise price of $0.25 expired unexercised.

Subsequent to March 31, 2014, the Company commenced trading on the OTCQX marketplace in the United States under the ticker LVNVF.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, including the Company’s Chief Executive Officer (the “CEO”) and the Company’s Chief Financial Officer (the “CFO”) are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s DCP and ICFR as of March 31, 2014. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (COSO Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992). Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at March 31, 2014, and management’s assessment did not identify any material weaknesses. On January 1, 2014, the Company adopted the Committee of Sponsoring Organizations new internal control framework (“COSO 2013”), which is not expected to have a material impact on the Company’s DCP and ICFR.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2014

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of June 20, 2014. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements, except as required by law. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements contained in this MD&A, include but are not limited to risks and uncertainties related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other resources; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those risk factors outlined in the Company's most recent AIF.